

Mail Stop 3030

February 22, 2010

Ms. Pamela G. Boone
Executive Vice President and Chief Financial Officer
Synergetics USA, Inc.
3845 Corporate Centre Drive
O'Fallon, Missouri 63368

> **Re:** **Synergetics USA, Inc.**
> **Form 10-K for the fiscal year ended July 31, 2009**
> **Filed October 28, 2009**
> **File No. 001-10382**

Dear Ms. Boone:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief